UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707—8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

The underwriting agreement contained in Exhibit 1.1 to this Form 6-K is incorporated by reference as an exhibit to the registration statement on Form F-10 of Husky Energy Inc. (File No. 333-174554).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	/s/ James D. Girgulis
James D. Girgulis Vice President, Legal & Corporate Secretary

Date: June 23, 2011

Exhibit 1.1

UNDERWRITING AGREEMENT

June 22, 2011

Husky Energy Inc.

707-8th Avenue S.W.

Calgary, Alberta T2P 1H5

Attention:	Alister Cowan, Vice President and Chief Financial Officer

The undersigned, RBC Dominion Securities Inc. (“RBC”), Goldman Sachs Canada Inc. (“Goldman”), HSBC Securities (Canada) Inc. (“HSBC”), J.P. Morgan Securities Canada Inc. (“J.P. Morgan”), UBS Securities Canada Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc. and TD Securities Inc. (the “Underwriters”), understand that Husky Energy Inc. (the “Corporation”) proposes to issue and sell (i) an aggregate of 7,393,714 common shares (“Common Shares”) of the Corporation on a private placement basis to L.F. Investments (Barbados) Limited and Hutchison Whampoa Luxembourg Holdings S.à.r.l. as hereinafter in this Agreement provided (the “Private Offering” and the common shares to be issued pursuant to the Private Offering being the “Private Shares”), (ii) up to 36,968,500 Common Shares of the Corporation pursuant to the Canadian Prospectus (as defined below) as hereinafter in this Agreement provided (the “Canadian Public Offering” and the common shares to be issued under the Canadian Public Offering being the “Canadian Public Shares”), and (iii) up to 36,968,500 Common Shares of the Corporation pursuant to the U.S. Final Prospectus (as defined below) as hereinafter in this Agreement provided (the “MJDS Public Offering” and, together with the Canadian Public Offering, the “Public Offerings”, and the common shares to be issued under the MJDS Public Offering being the “MJDS Public Shares” and, together with the Canadian Public Shares, the “Public Shares”). For further clarity, the aggregate number of common shares to be sold in the Public Offerings is 36,968,500. The issue price for both the Private Shares and the Public Shares shall be $27.05 per share.

The Corporation understands that the Underwriters propose to make a public offering of the MJDS Public Shares in the United States only to institutional “accredited investors” that satisfy the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the 1933 Act (as defined below).

Subject to the terms and conditions set out in this Agreement, including that the applicable subscription agreements relating to Private Offering will have been executed and delivered to the Corporation by the placees in the Private Offering at the Closing Time (as defined below) and that executed copies of such subscription agreements will have been provided to the Underwriters prior to the Closing Time, the Underwriters hereby severally offer to purchase from the Corporation and, by its acceptance of this Agreement, the Corporation hereby agrees to sell to the Underwriters, at the applicable Closing Time, all but not less than all of the Public Shares.

At the Closing Time, the Underwriters shall purchase, as principal, the difference, if any, between the 36,968,500 Public Shares that comprise the Public Offerings and the aggregate number of Public Shares purchased by the Prospectus Purchasers (as defined below). For greater certainty, the Underwriters shall have no obligation to purchase, as principal, any of the Private Shares comprising the Private Offering.

DEFINITIONS AND PRINCIPLES OF INTERPRETATION

In this Agreement:

“1933 Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“1934 Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“affiliate” has the meaning given to it in National Instrument 45-106 – Prospectus and Registration Exemptions;

“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made by the Underwriters by this letter;

“AIF” means the annual information form of the Corporation dated March 8, 2011;

“Annual Audited Financial Statements” means the Corporation’s audited consolidated financial statements and the notes thereto for the financial year ended December 31, 2010, together with the report of auditors thereon;

“Applicable Time” means 9:00 p.m. (New York time) on June 22, 2011 or such other time as agreed by the Corporation and the Underwriters;

“ASC” means the Alberta Securities Commission:

“Auditors” means KPMG LLP, the auditors of the Corporation;

“Business Day” means a day that is not a Saturday, a Sunday or a statutory or civic holiday in the City of Calgary;

“Canadian Final Base Shelf Prospectus” means the (final) short form base shelf prospectus of the Corporation (in both the English and French language versions thereof, unless the context otherwise requires) dated November 26, 2010 and any and all documents incorporated by reference therein;

“Canadian GAAP” means generally accepted accounting principles in Canada;

“Canadian Preliminary Base Shelf Prospectus” means the (preliminary) short form base shelf prospects of the Corporation (in both the English and French language versions thereof, unless the context otherwise requires) dated November 22, 2010 and any and all documents incorporated by reference therein;

“Canadian Prospectus” means, collectively, the Canadian Supplemented Shelf Prospectus and any Canadian Prospectus Amendment;

“Canadian Prospectus Amendment” means any amendment to the Canadian Final Base Shelf Prospectus, the Canadian Prospectus Supplement and any and all documents incorporated by reference therein (in each case, in both the English and French language versions thereof, unless the context otherwise requires);

“Canadian Prospectus Supplement” means the shelf prospectus supplement of the Corporation (in both the English and French language versions thereof, unless the context otherwise requires) to the Canadian Final Base Shelf Prospectus relating to the distribution of the Canadian Public Shares and any and all documents incorporated by reference in such shelf prospectus supplement;

“Canadian Public Offering” has the meaning given in the first paragraph of this Agreement;

“Canadian Public Shares” has the meaning given to it in the first paragraph of this Agreement;

“Canadian Securities Laws” means, collectively, and, as the context may require, the securities Laws of each of the Qualifying Provinces and the respective regulations and rules made under those securities Laws together with all applicable published policy statements, blanket orders and rulings of the Canadian Securities Regulators and all discretionary orders or rulings, if any, of the Canadian Securities Regulators applicable to the transactions contemplated by this Agreement and the securities legislation and policies of each other relevant jurisdiction together with applicable published policy statements of the securities regulators in such other relevant jurisdictions;

“Canadian Securities Regulators” means the applicable securities commission or regulatory authority in each of the Qualifying Provinces;

“Canadian Supplemented Shelf Prospectus” means, together, the Canadian Final Base Shelf Prospectus and the Canadian Prospectus Supplement;

“Claim” has the meaning given to it in Section 12(a);

“Closing” means the completion of the sale by the Corporation of the Public Shares and the purchase thereof by the Underwriters pursuant to this Agreement;

“Closing Date” means June 29, 2011 or such earlier or later date as the Underwriters and the Corporation may agree for the closing of the Public Offering, provided that in no event shall such date be later than the Latest Closing Date;

“Closing Time” means 6:00 a.m. (Calgary time) on the Closing Date, or such other time on the subject Closing Date as the Underwriters may determine;

“COGEH” means the Canadian Oil and Gas Evaluation Handbook;

“Co-Lead Underwriters” means RBC, Goldman Sachs, HSBC, and J.P. Morgan;

“Common Shares” has the meaning given to it in the first paragraph of this Agreement;

“Contaminants” has the meaning ascribed thereto in the Credit Facility;

“Contract” means any written or oral agreement, indenture, contract, lease, sublease, deed of trust, licence, option, or other legally enforceable obligation of or in favour of the applicable party;

“Corporation” has the meaning given to it in the first paragraph of this Agreement;

“Corporation’s Canadian Counsel” means Borden Ladner Gervais LLP;

“Corporation’s U.S. Counsel” means Jones Day;

“Corporation’s Information Record” means any statement contained in any press release, material change report, financial statement, annual information form, annual or interim report, proxy circular or other document of the Corporation which has been or is publicly disseminated by the Corporation, pursuant to any Canadian Securities Laws and which has been filed on the System for Electronic Document Analysis and Retrieval after December 31, 2010;

“Credit Facility” means the Credit Agreement among the Corporation, Husky Oil Operations Limited and a syndicate of lenders made as of August 31, 2010;

“distribution”, “material change”, “material fact” and “misrepresentation” have the respective meanings given to them in the Securities Act (Alberta);

“due inquiry”, when used in relation to the Corporation, means after inquiries have been made of the appropriate officers, legal counsel and auditors of the Corporation who may reasonably be expected to have knowledge of facts which are material with respect to the fact in question;

“Effective Date” means each date and time that any part of the Registration Statement or any post-effective amendments thereto became or becomes effective;

“Environment” has the meaning ascribed thereto in the Credit Facility;

“Environmental Laws” has the meaning ascribed thereto in the Credit Facility;

“Environmental Liabilities” has the meaning ascribed thereto in the Credit Facility;

“Execution Time” means the date and time that this Agreement is executed and delivered by the parties thereto;

“Expenses” has the meaning given to it in Section 14;

“FASB” means the Financial Accounting Standards Board in the United States;

“Final Prospectuses” means the MJDS Final Prospectus and the U.S. Final Prospectus;

“Form F-10” means Form F-10 as promulgated under the 1933 Act;

“Form F-X” means Form F-X as promulgated under the 1933 Act;

“Free Writing Prospectus” means any free writing prospectus as defined in Rule 405 under the 1933 Act;

“General Disclosure Package” means the U.S. Preliminary Prospectus and the information included on Schedule “B” hereto, all considered together;

“Goldman Sachs” has the meaning given to it in the first paragraph of this Agreement;

“Governmental Authority” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, body, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power; and any corporation or other entity owned or controlled (through share ownership or otherwise) by any of the foregoing;

“HSBC” has the meaning given to it in the first paragraph of this Agreement;

“includes” or “including” means includes or including (as applicable) without limitation and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it;

“Indemnified Party” has the meaning given to it in Section 12(a);

“J.P. Morgan” has the meaning given to it in the first paragraph of this Agreement;

“knowledge” means to the best of a Person’s knowledge, information and belief after due inquiry;

“Latest Closing Date” means July 8, 2011;

“Laws” or “law” includes all constitutions, treaties, laws, statutes, codes, ordinances, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, any judgments, orders, writs, injunctions, decisions, rulings, decrees and awards of any Governmental Authority, and any policies, voluntary restraints, practices or guidelines of any Governmental Authority, and including any principles of common law and equity;

“Material Adverse Effect” when used in connection with the Corporation, means any change, event, violation, inaccuracy, circumstance or effect that has a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Corporation and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business; or which results in Public Offerings Document containing a misrepresentation;

“Material Subsidiaries” has the meaning given to it in Section 8(a);

“McDaniels” means McDaniel & Associates Consultants Ltd.;

“McDaniels Audit Opinion” means the audit opinion of McDaniels dated January 25, 2011, which states that the Corporation’s internally generated proved and probable reserves and net present values based on forecast and constant pricing assumptions are, in aggregate, reasonable and have been prepared in accordance with generally accepted oil and gas engineering and evaluation practices in the United States and as set out in the COGEH;

“MJDS Base Prospectus” means the final short form base shelf prospectus of the Corporation filed with the SEC and relating to the MJDS Shelf Securities, dated June 13, 2011, including all documents incorporated therein by reference;

“MJDS Preliminary Prospectus” means the preliminary prospectus supplement of the Corporation, dated June 22, 2011, and filed with the ASC relating to the MJDS Public Shares, which excludes certain pricing information, together with the MJDS Base Prospectus and including all documents incorporated therein by reference;

“MJDS Final Prospectus” means the final prospectus supplement of the Corporation, which includes the pricing information omitted from the MJDS Preliminary Prospectus, to be filed with the ASC, relating to the Public Shares, together with the MJDS Base Prospectus and including all documents incorporated therein by reference;

“MJDS Public Offering” has the meaning given in the first paragraph of this Agreement;

“MJDS Public Shares” has the meaning given to it in the first paragraph of this Agreement;

“MJDS Shelf Securities” means up to $3,000,000,000 aggregate principal amount of common shares, preferred shares, debt securities, subscription receipts, warrants and units of the Corporation pursuant to the MJDS Base Prospectus and registered with the SEC under the Registration Statement;

“MJDS Supplementary Material” means any amendment to the MJDS Final Prospectus, any amended or supplemental prospectus, any management information circular, financial statement, management’s discussion and analysis, annual information form, material change report, auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Corporation under the securities laws of the ASC prior to the expiry of the period of distribution of the MJDS Public Shares, where such document is deemed to be incorporated by reference into the MJDS Final Prospectus;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions, as adopted by the Canadian Securities Regulators;

“Passport System” means the passport system procedures provided for under National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions and Multilateral Instrument 11-102 – Passport System;

“Person” includes an individual, a partnership, a corporation, a company, a trust, an unincorporated organization, a union, a government or any department or agency thereof (collectively an “entity”) and the heirs, executors, administrators, successors, or other legal representatives as the case may be, of such entity;

“Preliminary Prospectuses” means the MJDS Preliminary Prospectus and the U.S. Preliminary Prospectus;

“Private Offering Closing” means the completion of the sale by the Corporation of the Private Shares and the purchase thereof by L.F. Investments (Barbados) Limited and Hutchison Whampoa Luxembourg Holdings S.à.r.l. as described herein;

“Private Offering Closing Date” means the date the sale of the Private Shares contemplated hereby is completed;

“Private Shares” has the meaning given to it in the first paragraph of this Agreement;

“Prospectuses” means the Canadian Prospectus and the Final Prospectuses;

“Prospectus Purchasers” means, collectively, the purchasers of Public Shares under the Public Offerings;

“Public Offerings” has the meaning given in the first paragraph of this Agreement;

“Public Offerings Documents” means the Registration Statement, the Canadian Final Base Shelf Prospectus, the MJDS Base Prospectus, the U.S. Base Prospectus, the Preliminary Prospectuses and any amendment or MJDS Supplementary Material thereto, the Final Prospectuses, any Free Writing Prospectus and any amendment or MJDS Supplementary Material thereto, the Canadian Prospectus Supplement and any Canadian Prospectus Amendment;

“Public Shares” has the meaning given to it in the first paragraph of this Agreement;

“Purchase Price” means $27.05 per Public Share;

“Qualifying Provinces” means all of the provinces of Canada;

“RBC” has the meaning given to it in the first paragraph of this Agreement;

“Registration Statement” means, collectively, the registration statement of the Corporation on Form F-10 (File No. 333-174554), including all exhibits thereto and the documents incorporated by reference in the registration statement at the time or times such part of the registration statement became effective, each as amended at the time or times such part became effective;

“Regulatory Authorities” means, collectively, the applicable securities commissions or similar securities regulatory authorities in each of the Qualifying Provinces;

“Release” has the meaning ascribed thereto in the Credit Facility;

“Reserve Disclosure” means disclosure relating to the engineering evaluation of crude oil, natural gas liquids and natural gas interests of the Corporation prepared internally in accordance with the regulations and guidelines of the FASB and the SEC, and contained in the AIF;

“Reviewing Authority” means the ASC, as selected by the Corporation as its principal regulator in respect of the offering of the MJDS Shelf Securities;

“SEC” means the U.S. Securities and Exchange Commission;

“Selling Dealer Group” means, the dealers and brokers, other than the Underwriters, who participate in the offer and sale of the Public Shares;

“Stock Exchange” or “TSX” means the Toronto Stock Exchange;

“subsidiary” has the meaning given to it in National Instrument 45-106 Prospectus and Registration Exemptions;

“Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws;

“Tax Act” means the Income Tax Act (Canada), as amended, re-enacted or replaced from time to time;

“Transfer Agent” means Computershare Investor Services Inc.;

“Underwriters” has the meaning given to it in the first paragraph of this Agreement;

“Underwriters’ Canadian Counsel” means McCarthy Tétrault LLP;

“Underwriters’ U.S. Counsel” means Skadden, Arps, Slate, Meagher & Flom LLP;

“Underwriting Fee” means, as applicable, 3.5% of the aggregate gross proceeds from the sale and issuance of the Public Shares in respect of the Public Offering;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Base Prospectus” means the base shelf prospectus of the Corporation, dated June 13, 2011, in the form in which it has most recently been filed, or transmitted for filing, under the Registration Statement with the SEC on or prior to the Execution Time and which comprises the MJDS Base Prospectus, with such additions and deletions therefrom as are permitted by Form F-10 and the applicable rules and regulations of the SEC;

“U.S. Final Prospectus” means the final prospectus supplement relating to the offering of the MJDS Public Shares, including all documents incorporated by reference, to be filed with the SEC pursuant to General Instruction II.L of Form F-10, together with the U.S. Base Prospectus;

“U.S. Preliminary Prospectus” means the preliminary prospectus supplement relating to the offering of the MJDS Public Shares, including all documents incorporated by reference, filed with the SEC pursuant to General Instruction II.L of Form F-10, together with the U.S. Base Prospectus; and

“U.S. Securities Laws” means the 1933 Act, the 1934 Act and applicable securities laws of any state of the United States.

Any reference herein to any “amendment” or “supplement” to the U.S. Preliminary Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include (i) the filing of any document with the Reviewing Authority or the SEC after the date of the U.S. Preliminary Prospectus or the U.S. Final Prospectus, as the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the 1933 Act and (ii) any such document so filed.

Except where the context otherwise requires, reference herein to the Corporation and facts relating to the Corporation shall include reference to Husky Energy Inc. and all other entities in which the Corporation has an interest (direct or indirect) and facts relating to all such entities.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to “sections” are to the appropriate section of this Agreement.

All funds referred to in this Agreement shall be in Canadian dollars.

TERMS AND CONDITIONS

1.	Qualification of Prospectuses by the Corporation for the Public Offerings

(a)

The Corporation represents and warrants to the Underwriters that the Corporation has prepared and filed the Canadian Preliminary Base Shelf Prospectus with the Canadian Securities Regulators and has obtained a receipt from the ASC for the Canadian Preliminary Base Shelf Prospectus, which receipt also evidences that the Ontario Securities Commission has issued a receipt for the Canadian Preliminary Base Shelf Prospectus. Pursuant to the Passport System, a receipt for the Canadian Preliminary Base Shelf Prospectus is deemed to be issued by the regulator in each of the Qualifying Provinces other than the Province of Ontario if the conditions of the Passport System have been satisfied.

(b)	The Corporation represents and warrants to the Underwriters that the Corporation has prepared and filed the Canadian Final Base Shelf Prospectus with the Canadian Securities Regulators and has obtained a receipt from the ASC for the Canadian Final Base Shelf Prospectus, which receipt also evidences that the Ontario Securities Commission has issued a receipt for the Canadian Final Base Shelf Prospectus. Pursuant to the Passport System, a receipt for the Canadian Final Base Shelf Prospectus is deemed to be issued by the regulator in each of the Qualifying Provinces other than the Province of Ontario if the conditions of the Passport System have been satisfied.

(c)	The Corporation represents and warrants to the Underwriters that the Corporation has prepared and filed the MJDS Base Prospectus with the Reviewing Authority and has obtained a receipt from the ASC for the MJDS Base Prospectus.

(d)	The Corporation represents and warrants to the Underwriters that the Corporation meets the general eligibility requirements for use of Form F-10 and has prepared and filed the Registration Statement, including Amendment No. 1 thereto with the SEC; the Registration Statement and any post-effective amendment thereto, in each case including the U.S. Base Prospectus, each in the form heretofore delivered or made available to the Underwriters, including exhibits to the Registration Statement and any documents incorporated by reference in the U.S. Base Prospectus contained therein, became effective under the 1933 Act in such form; and no other document (other than the Form F-X described below) with respect to the Registration Statement or documents incorporated by reference in the U.S. Base Prospectus contained therein has heretofore been filed or transmitted for filing with the SEC and no other document incorporated by reference in the U.S. Base Prospectus contained therein has heretofore been filed with the ASC, except for any documents filed with the SEC and the ASC subsequent to the date of such effectiveness in the form heretofore delivered or made available to the Underwriters.

(e)	The Corporation represents and warrants to the Underwriters that the Corporation has filed with the SEC an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

(f)	The Corporation represents and warrants to the Underwriters that the Corporation has prepared and filed with the ASC the MJDS Preliminary Prospectus.

(g)	The Corporation represents and warrants to the Underwriters that the Corporation has prepared and filed with the SEC pursuant to General Instruction II.L of Form F-10 the U.S. Preliminary Prospectus.

(h)	The Corporation covenants with the Underwriters that it shall have, by no later than 9:00 p.m. (Calgary time) on June 23, 2011, prepared and filed the Canadian Prospectus Supplement with the Canadian Securities Regulators, and will promptly fulfil and comply with, to the satisfaction of the Underwriters, acting reasonably, Canadian Securities Laws required to be fulfilled or complied with by the Corporation to enable the Canadian Public Shares to be lawfully distributed to the public in the Qualifying Provinces through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Provinces.

(i)	The Corporation covenants with the Underwriters that, by no later than 9:00 p.m. (Calgary time) on June 23, 2011,(i) it shall prepare and file with the ASC the MJDS Final Prospectus and (ii) it shall prepare and file with the SEC pursuant to General Instruction II.L of Form F-10 the U.S. Final Prospectus.

(j)	Until the completion of the distribution of the Canadian Public Shares, the Corporation shall promptly take all additional steps and proceedings that from time to time may be required under the Canadian Securities Laws in each Qualifying Province to continue to qualify the Canadian Public Shares for distribution or, in the event that the Canadian Public Shares, have, for any reason, ceased to so qualify, to again qualify the Canadian Public Shares for distribution.

(k)	Until the completion of the distribution of the MJDS Public Shares, the Corporation shall promptly take all additional steps and proceedings that from time to time may be required under the Canadian Securities Laws in Alberta to continue to qualify the MJDS Public Shares for distribution or, in the event that the MJDS Public Shares, have, for any reason, ceased to so qualify, to again qualify the MJDS Public Shares for distribution.

(l)	Prior to the filing of the Canadian Prospectus Supplement, the Corporation shall have permitted the Underwriters to participate fully in the preparation of the Canadian Prospectus Supplement, the Preliminary Prospectuses and the Final Prospectuses and shall have allowed the Underwriters to conduct all due diligence investigations that they reasonably require in order to fulfil their obligations as Underwriters under the Securities Laws and in order to enable them responsibly to execute the certificate in the Canadian Prospectus Supplement and the MJDS Final Prospectus required to be executed by them. The Corporation shall furnish to the Underwriters all the information relating to the Corporation and its business and affairs as is required for the preparation of the Canadian Prospectus Supplement and the Final Prospectuses and other documentation to be filed in connection with the distribution of the Public Shares.

2.	Private Offering

L.F. Investments (Barbados) Limited and Hutchison Whampoa Luxembourg Holdings S.à.r.l. shall purchase their respective Private Shares under one or more “private placement” exemptions so that the Corporation will be exempt from the prospectus requirements of the applicable Securities Laws. The Corporation hereby agrees to use its commercially reasonable efforts to secure compliance with all applicable securities regulatory requirements on a timely basis in connection with the distribution of the Private Shares, including by filing within the periods stipulated under applicable Canadian Securities Laws and at the Corporation’s expense all private placement forms required to be filed by the Corporation in connection with the Private Offering and paying all filing fees required to be paid in connection therewith so that the distribution of the Private Shares may lawfully occur without the necessity of filing a prospectus or any similar document under the Canadian Securities Laws.

3.	Restrictions on Sales and Representations and Warranties of Underwriters

(a)	Covenants of the Underwriters

The Underwriters shall distribute the Public Shares to the public, directly and through other investment dealers and brokers, including their respective affiliates, only as permitted by Securities Laws and upon the terms and conditions set forth in the Prospectuses and in this Agreement.

The Underwriters agree not to distribute the Public Shares in such manner as to require registration of any of the securities comprising the Public Shares or the filing of a prospectus or any similar document under the Laws of any jurisdiction outside the Qualifying Provinces or the United States or to subject the Corporation to any materially burdensome continuous disclosure or other similar reporting requirements under the Laws of any jurisdiction outside of the Qualifying Provinces or the U.S. Securities Laws to which it is not currently subject.

The Underwriters agree to make the MJDS Public Offering of the MJDS Public Shares in the United States only to institutional “accredited investors” that satisfy the requirements of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the 1933 Act.

Any agreements between the Underwriters and the members of any banking or selling group will contain similar restrictions to those contained in this Section 3(a).

The obligations of the Underwriters under this Section 3 are several and not joint or joint and several. No Underwriter will be liable for any act, omission, default or conduct by any other Underwriter or any member of any banking or selling group appointed by any other Underwriter.

(b)	Representations and Warranties of the Underwriters

Except as may be disclosed in the Canadian Prospectus, the General Disclosure Package and the Final Prospectuses, each Underwriter hereby represents and warrants that, to its knowledge, the Corporation is not a “related issuer” or “connected issuer” of such Underwriter within the meaning of National Instrument 33-105 – Underwriting Conflicts of the Canadian Securities Regulators.

4.	Prospectus Filing

(a)	Deliveries on Filings in Relation to the Public Offerings

(i)	On or prior to the filing of the Canadian Prospectus Supplement, the Corporation shall deliver to each of the Underwriters (except to the extent such documents have been previously delivered to the Underwriters or are available on EDGAR or SEDAR), provided that items (B), (D) and (F) shall be delivered at the Applicable Time:

(A)	a copy of each of the Canadian Final Base Shelf Prospectus and the Canadian Prospectus Supplement (in both English and French language versions) signed and certified by the Corporation as required by Canadian Securities Laws;

(B)	a copy of the MJDS Base Prospectus and the MJDS Preliminary Prospectus, signed and certified by the Corporation as required by Canadian Securities Laws;

(C)	a copy of the Registration Statement;

(D)	a copy of the U.S. Preliminary Prospectus;

(E)	a copy of any other document required to be filed by the Corporation under applicable Securities Laws;

(F)	a “long-form” comfort letter of the Auditors dated the date of the Preliminary Prospectuses (with the requisite procedures to be completed by such auditors no later than two Business Days prior to the date of the Preliminary Prospectuses), addressed to the Underwriters and the Corporation, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial information relating to the Corporation contained in the Preliminary Prospectuses, which letters shall be in addition to the auditors’ report contained in the Annual Audited Financial Statements and any auditors’ comfort letter addressed to the Canadian Securities Regulators;

(G)	a “long-form” comfort letter of the Auditors dated the date of the Canadian Prospectus Supplement (with the requisite procedures to be completed by such auditors no later than two Business Days prior to the date of the Prospectus Supplement), addressed to the Underwriters and the Corporation, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial information relating to the Corporation contained in the Canadian Supplemented Shelf Prospectus, which letters shall be in addition to the auditors’ report contained in the Annual Audited Financial Statements and any auditors’ comfort letter addressed to the Canadian Securities Regulators;

(H)	at the respective times of the delivery to the Underwriters pursuant to paragraph 4(a)(i)(A) of the French language version of the Canadian Prospectus Supplement:

(1)

an opinion of counsel in Québec, reasonably satisfactory in form and substance to the Underwriters and addressed to the Underwriters and the Corporation and dated the date of the Canadian Prospectus Supplement, to the effect that the French version of the Canadian Prospectus Supplement and the Canadian Final Base Shelf Prospectus and of any documents incorporated therein by reference (except for any financial statements and financial information which are the subject of the opinion of the Auditors referred to in paragraph 4(a)(i)(H)(2), as to which no opinion need be expressed by Québec counsel) is in all material respects a complete and proper translation of the English version thereof and that the English and French versions are not susceptible of any materially different interpretations with respect to any material matter contained therein,

(2)	an opinion of the Auditors, reasonably satisfactory in form and substance to the Underwriters and addressed to the Underwriters and the Corporation and dated the date of the Canadian Prospectus Supplement, to the effect that the French version of the financial statements and financial information set forth in the Canadian Prospectus Supplement and the Canadian Final Base Shelf Prospectus or incorporated therein by reference and as to which no opinion has been expressed by Québec counsel is in all material respects a complete and proper translation of the English version thereof and that the English and French versions of such financial statements and financial information are not susceptible of any materially different interpretation with respect to any matter contained therein; and

(I)	a copy of the letter to the Stock Exchange pursuant to which the Corporation has applied for conditional listing approval of the listing of the Common Shares forming part of the Private Offering and the Public Offerings;

(ii)	In the event that the Corporation is required by Securities Laws to prepare and file a Canadian Prospectus Amendment or any amendment to the U.S. Preliminary Prospectus or U.S. Final Prospectus or any MJDS Supplementary Material, the Corporation shall prepare and deliver promptly to the Underwriters signed and certified copies, as applicable, of such Canadian Prospectus Amendment (in the English and French language versions) or any amendment to the U.S. Preliminary Prospectus or U.S. Final Prospectus or any MJDS Supplementary Material. Any Canadian Prospectus Amendments or any amendment to the U.S. Preliminary Prospectus or U.S. Final Prospectus or any MJDS Supplementary Material shall be in form and substance satisfactory to the Underwriters, acting reasonably. Concurrently with the delivery of any Canadian Prospectus Amendment or any amendment to the U.S. Preliminary Prospectus or U.S. Final Prospectus or any MJDS Supplementary Material, the Corporation shall deliver to the Underwriters, with respect to such amended document, documents similar to those referred to in Sections 4(a)(i)(A)-(H).

(b)	Representations as to Filing of Offering Documents

Filing of the MJDS Base Prospectus, the Preliminary Prospectuses, any Free Writing Prospectus and any amendment or MJDS Supplementary Material thereto, the Final Prospectuses and any amendment or MJDS Supplementary Material thereto, the Canadian Prospectus Supplement and any Canadian Prospectus Amendment shall constitute a representation and warranty by the Corporation to the Underwriters that, as at their respective dates and as at their respective dates of filing:

(i)

the information and statements contained therein are or will be true and correct and contain or will contain no misrepresentation and constitute or will constitute full, true and plain disclosure of all material facts relating to the Corporation and the securities being offered under such document and do not contain or will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading;

(ii)	at the time the Registration Statement became effective under the 1933 Act, as of the Execution Time and when the U.S. Final Prospectus is first filed in accordance with General Instruction II.L of Form F-10 and at the Time of Closing, the Registration Statement did not, and, together with the information set forth on Schedule “B” hereto, will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; the U.S. Preliminary Prospectus, as of its date, and together with the information set forth on Schedule “B” hereto, does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; the U.S. Final Prospectus (and any supplement thereto), as of its date and at the Closing Time, will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading and each Free Writing Prospectus, if any, when considered together with the General Disclosure Package, does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iii)	as of the Applicable Time, the General Disclosure Package will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iv)	the Canadian Final Base Shelf Prospectus, the MJDS Base Prospectus, the MJDS Preliminary Prospectus and any MJDS Supplementary Material thereto, the MJDS Final Prospectus and any MJDS Supplementary Material thereto, the Canadian Prospectus Supplement and any Canadian Prospectus Amendment complied or will comply fully with the requirements of the Canadian Securities Laws;

(v)	any Free Writing Prospectus that the Corporation is required to file pursuant to Rule 433(d) under the 1933 Act has been, or will be, filed with the SEC in accordance with the requirements of the 1933 Act and the applicable rules and regulations of the SEC thereunder. Each Free Writing Prospectus that the Corporation has filed, or is required to file, pursuant to Rule 433(d) under the 1933 Act or that was prepared by or behalf of or used or referred to by the Corporation complies or will comply in all material respects with the requirements of the 1933 Act and the applicable rules and regulations of the SEC thereunder. Except for any Free Writing Prospectus, if any, identified in Schedule C hereto, furnished to you before first use, the Corporation has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any Free Writing Prospectus;

(vi)	at the time the Registration Statement became effective under the 1933 Act and as of the Execution Time, the Registration Statement did, and when the U.S. Final

Prospectus is first filed in accordance with General Instruction II.L of Form F-10 and at the Time of Closing the U.S. Final Prospectus (and any supplements thereto) will, comply in all material respects with the requirements of the 1933 Act;

(vii)	The U.S. Preliminary Prospectus conformed to the MJDS Preliminary Prospectus and the U.S. Final Prospectus will conform to the MJDS Final Prospectus, in each case except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC;

(viii)	except as has been or will be publicly disclosed, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectuses, the Canadian Prospectus Supplement or any Prospectus Amendment to the time of delivery thereof, in the affairs, operations, assets, liabilities (contingent or otherwise), or ownership of the Corporation;

(ix)	no stop order suspending the effectiveness of the Registration Statement has been issued and, to the Corporation’s knowledge, no proceeding for that purpose has been initiated or threatened by the SEC;

(x)	at the time of filing the Registration Statement and any post-effective amendments thereto, at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the 1933 Act) of the MJDS Public Shares and at the date hereof, the Corporation was not and is not an “ineligible issuer,” as defined in Rule 405 under the 1933 Act; and

(xi)	the documents included or incorporated by reference in the Registration Statement and the U.S. Preliminary Prospectus, when they became effective or were filed with the SEC, as the case may be, conformed in all material respects to all applicable requirements of the 1934 Act; and any further documents so filed and incorporated by reference in the U.S. Base Prospectus and the U.S. Final Prospectus or any amendment or supplement thereto, when such documents are filed with the SEC will conform in all material respects to the requirements of the U.S. Securities Laws.

The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement, the Canadian Final Base Shelf Prospectus, the MJDS Base Prospectus, the U.S. Base Prospectus, the Preliminary Prospectuses and any amendment or MJDS Supplementary Material thereto, the Final Prospectuses and any amendment or MJDS Supplementary Material thereto, the Canadian Prospectus Supplement and any Canadian Prospectus Amendment made in reliance upon and in conformity with written information furnished to the Company by the Underwriters expressly for use therein (collectively, “Underwriters’ Information”).

(c)	Commercial Copies

The Corporation shall use commercially reasonable efforts to cause commercial copies of the Canadian Supplemented Shelf Prospectus, the Preliminary Prospectuses, the Final Prospectuses, any Canadian Prospectus Amendment and any MJDS Supplementary Material to be delivered to the Underwriters without charge, in such numbers and in such cities as the Underwriters may reasonably request by oral instructions to the printer of such documents. Such delivery of the Canadian Supplemented Shelf Prospectus, the Preliminary Prospectuses, the Final Prospectuses, any Canadian Prospectus Amendment and any MJDS Supplementary Material shall be effected as soon as possible after filing the subject Canadian Supplemented Shelf Prospectus, the Preliminary Prospectuses, the Final Prospectuses, any Canadian Prospectus Amendment and any MJDS Supplementary Material with the Canadian Securities Regulators and obtaining the applicable receipt therefor, as applicable, but, in any event, with respect to the Canadian Supplemented Shelf Prospectus, any Canadian Prospectus Supplement or the Final Prospectuses, on or before 5:00 p.m. (Toronto time) on the first Business Day following the filing thereof with the Canadian Securities Regulations, the ASC or the SEC, as applicable.

(d)	Notice of Completion of Distribution

After the Closing Time, the Underwriters shall:

(i)	use their commercially reasonable efforts to complete the distribution of the Public Shares as promptly as possible; and

(ii)	give prompt written notice to the Corporation when, in the opinion of the Underwriters, they have completed distribution of the Public Shares if any, including notice as to the total proceeds realized in each of the Qualifying Provinces and the United States.

5.	Material Change During Distribution

(a)	Material Change Regarding the Corporation

During the period prior to the later of: (i) the completion of the Public Offerings; and (ii) the completion of the distribution of the Public Shares pursuant to the Prospectuses and at any time when a prospectus relating to the Public Shares is required to be delivered under the 1933 Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the 1933 Act), the Corporation shall promptly notify the Underwriters in writing of:

(i)	any material change, occurrence or development (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise), revenue, control or capital of the Corporation;

(ii)	any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Prospectuses or otherwise in the Corporation’s Information Record, including any and all documents incorporated by reference into any of the Prospectuses;

(iii)	any change that results in it being necessary to amend the Registration Statement or to amend or supplement the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus in order that such document will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the case of the Registration Statement, not misleading, and in the case of the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus, in light of the circumstances under which such statements are made, not misleading, or makes it necessary to amend or supplement the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Final Prospectus to comply with the requirements of the 1933 Act and the published rules and regulations thereunder; and

(iv)	the occurrence or discovery of a material fact or event, which fact or change is, or may be, of such a nature as to render any statement in the Canadian Prospectus, the MJDS Base Prospectus, the MJDS Preliminary Prospectus or the MJDS Final Prospectus or otherwise in the Corporation’s Information Record misleading or untrue or which would result in a misrepresentation in the Canadian Prospectus, the MJDS Base Prospectus, the MJDS Preliminary Prospectus or the MJDS Final Prospectus or otherwise in the Corporation’s Information Record or which would result in the Canadian Prospectus, the MJDS Base Prospectus, the MJDS Preliminary Prospectus or the MJDS Final Prospectus or the Corporation’s Information Record not complying (to the extent that such compliance is required) with the applicable Canadian Securities Laws.

The Corporation will in good faith discuss with the Underwriters as promptly as possible any circumstance or event which is of such a nature that there is or ought, in the discretion of the Corporation acting reasonably, to be consideration given as to whether there may be a material change or change in a material fact or other matter as described in this Section 5(a), and the Corporation shall promptly, and in any event within any applicable time limitation, comply, to the reasonable satisfaction of the Underwriters, with all applicable filings and other requirements under applicable Securities Laws as a result of such fact or change. However, the Corporation shall not file any Canadian Prospectus Amendment, any MJDS Supplementary Material or any amendment to the U.S. Preliminary Prospectus or the U.S. Final Prospectus or other document without first consulting with the Underwriters with respect to the form and content thereof and obtaining approval from the Underwriters, which approval will not be unreasonably withheld. The Corporation shall cooperate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of any Canadian Prospectus Amendment, any MJDS Supplementary Material or any amendment to the U.S. Preliminary Prospectus or the U.S. Final Prospectus or other document and shall allow the Underwriters to conduct any and all due diligence which in the opinion of the Underwriters is required in order to enable the Underwriters to responsibly execute any certificates required to be executed by the Underwriters in any Canadian Prospectus Amendment or MJDS Supplementary Material to fulfill their obligations under applicable Canadian Securities Laws. The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 5(a).

(b)	Change in Canadian Securities Laws

If, during the period of distribution to the public of the Public Shares, there shall be any change in the Canadian Securities Laws which, in the opinion of the Underwriters and the Corporation, acting reasonably, requires the filing of a Canadian Prospectus Amendment, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Canadian Prospectus Amendment with the appropriate securities regulatory authority in each of the Qualifying Provinces where such filing is required, and the provisions of Section 5(a) will apply, mutatis mutandis.

(c)	Change in Closing Date Following Material Change

If a material change or a change in a material fact occurs prior to the Closing Date and as a result thereof the Corporation is required, pursuant to applicable Securities Laws, to file a Canadian Prospectus Amendment, any MJDS Supplementary Material or any amendment to the U.S. Preliminary Prospectus or the U.S. Final Prospectus, then, subject to Section 11, the Closing Date shall be, unless the Corporation and the Underwriters otherwise agree in writing, the fourth Business Day following the later of:

(i)	the date on which all applicable filings or other requirements of the applicable Securities Laws with respect to such material change or change in a material fact have been complied with in all Qualifying Provinces and in the United States and any appropriate receipts obtained for such filings and notice of such filings from the Corporation or the Corporation’s Canadian Counsel or the Corporation’s U.S. Counsel have been received by the Underwriters; and

(ii)	the date upon which the commercial copies of the Canadian Prospectus Amendment or amended Final Prospectuses have been delivered in accordance with Section 4(c);

provided, however, in no event shall the Closing Date be later than the Latest Closing Date.

6.	Services Provided by Underwriters and Underwriting Fee

In return for their services in acting as underwriters to the Corporation in respect of the Public Offering, in assisting in the preparation of the Public Offerings Documents, in participating in and managing selling or other groups for the sale of the Public Shares in distributing the Public Shares both directly and to other registered dealers as brokers, and in performing administrative work in connection with the distribution of the Public Shares, if any, the Corporation agrees to pay to the Underwriters at the Closing Time on the Closing Date the Underwriting Fee applicable to the Public Offerings. Such Underwriting Fee shall be payable as provided for in Section 7(a). For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to Goods and Services Tax provided for in the Excise Tax Act (Canada) and taxable supplies will be incidental to the exempt financial services provided. However, in the event that any governmental body determines that the Goods and Services Tax provided for in the Excise Tax Act (Canada) is exigible on the Underwriting Fee payable to the Underwriters in Section 6, the Corporation agrees to pay the amount of Goods and Services Tax forthwith upon the request of the Underwriters.

7.	Delivery of Purchase Price, Underwriting Fee and Certificates

(a)	Deliveries

(i)	The Private Offering Closing shall be completed at or before the Closing Time at the offices of the Corporation’s Canadian Counsel, or at such other place in Calgary as the Underwriters and the Corporation may agree and shall be completed in such manner and on such terms as are acceptable to the Underwriters, acting reasonably.

(ii)

The Closing shall be completed at the Closing Time at the offices of the Corporation’s Canadian Counsel, or at such other place in Calgary as the Underwriters and the Corporation may agree. At the Closing Time, the Corporation shall deliver to the Underwriters one or more definitive share certificates representing the Common Shares comprising the Canadian Public Shares and one or more definitive share certificates representing the Common Shares comprising the

MJDS Public Shares, each registered in the name of CDS & Co. or in such other name or names as the Co-Lead Underwriters may notify the Corporation in writing not less than 24 hours prior to the Closing Time, all against payment by the Underwriters to the Corporation of the applicable Purchase Price (net of the amount of the applicable Underwriting Fee and the Expenses, without duplication) in lawful money of Canada by bank draft or wire transfer of immediately available funds to an account designated by the Corporation.

8.	Representations and Warranties of the Corporation

The Corporation hereby represents, warrants and covenants to and with the Underwriters, for the benefit of the Underwriters and in trust for the benefit of the Prospectus Purchasers, and acknowledges that the Underwriters and the Prospectus Purchasers are relying upon such representations and warranties in purchasing the Public Shares, that:

(a)	the Corporation’s principal subsidiaries are the principal subsidiaries listed under the heading “Corporate Structure – Intercorporate Relationships” in the Corporation’s AIF filed on SEDAR (collectively, the “Material Subsidiaries”);

(b)	the Corporation is a corporation or company validly existing under the Laws of Alberta, and each Material Subsidiary which is a corporation or company, including each partner of any partnership which is designated as a Material Subsidiary and which is a corporation or company, is a corporation or company duly constituted and validly existing under the Laws of its jurisdiction of incorporation;

(c)	each Material Subsidiary which is a partnership is a duly constituted partnership under the Laws of its jurisdiction of registration or formation;

(d)	the Corporation and each Material Subsidiary has all necessary corporate or partnership, as applicable, power and authority to own its respective properties and carry on the business as respectively presently carried on by the Corporation and such Material Subsidiary, and each is duly licensed, registered or qualified in all necessary jurisdictions, except where a failure to be so licensed, registered or qualified could not reasonably be expected to result in a Material Adverse Effect;

(e)	the Corporation has:

(i)	full corporate, power and authority to enter into and to observe and perform all obligations under this Agreement; and

(ii)	taken all necessary corporate action to authorize the creation, execution, delivery and performance of the Agreement;

(f)

the Corporation has an authorized capitalization as set forth in the Canadian Prospectus, the General Disclosure Package and the Final Prospectuses and all of the issued shares of the Corporation have been duly and validly authorized and issued and are fully paid and non-assessable; and all the outstanding shares, or other ownership interests, of each Material Subsidiary of the Corporation have been duly and validly authorized and issued and are fully paid and non-assessable, as applicable, and all the outstanding shares, or other ownership interest, of each Material Subsidiary of the Corporation have been duly and validly authorized and issued and are fully paid and non-assessable, as applicable;

(g)	the statements in the Canadian Final Base Shelf Prospectus and the MJDS Base Prospectus under the heading “Statutory Rights of Withdrawal and Rescission” and in the Canadian Prospectus Supplement and the MJDS Preliminary Prospectus and the MJDS Final Prospectus under the headings “Eligibility for Investment” and “Statutory Rights of Withdrawal and Rescission” insofar as such statements summarize legal matters discussed therein, are accurate and fair summaries, in all material respects, of such legal matters;

(h)	assuming the due execution by the Underwriters, this Agreement constitutes a valid and legally binding obligation of the Corporation, enforceable against it in accordance with its respective terms, subject to the general qualifications to be set forth in the opinion of the Corporation’s Canadian Counsel to be delivered pursuant to Section 10(f);

(i)	since the respective dates as of which information is given in the Canadian Final Base Shelf Prospectus, the MJDS Base Prospectus, the Canadian Prospectus Supplement, the General Disclosure Package and the Final Prospectuses, other than as set forth in the Canadian Final Base Shelf Prospectus, the MJDS Base Prospectus, the Canadian Prospectus Supplement, the General Disclosure Package and the Final Prospectuses, (i) there has not occurred any material adverse change or any development involving a prospective material adverse change in the condition, financial or otherwise, or the earnings, business, management or operations of the Corporation and its Material Subsidiaries, taken as a whole, (ii) there has not been any material adverse change or any development involving a prospective material adverse change in the share capital or in the long term debt of the Corporation or any of its Material Subsidiaries and (iii) neither the Corporation nor any of its Material Subsidiaries has incurred any liability or obligation, direct or contingent, which liabilities or obligations in the aggregate would be reasonably expected to have a Material Adverse Effect;

(j)	there are no actions, suits or proceedings pending or, to the knowledge of the Corporation, threatened against or affecting any one or more of the Corporation and its Material Subsidiaries or any of their undertakings, property and assets, at Law or before or by any Governmental Authority having jurisdiction, in respect of which there is a reasonable likelihood of a determination adverse to any one or more of the Corporation and its Material Subsidiaries which could reasonably be expected to have a Material Adverse Effect, other than as disclosed in writing by the Corporation to the Underwriters on or prior to the date of this Agreement;

(k)	the business carried on by the Corporation and each Material Subsidiary is in compliance with all applicable Laws, and all regulatory approvals, permits and licenses necessary for the Corporation and each Material Subsidiary to carry on business as currently carried on by the Corporation or such Material Subsidiary have been obtained and are being maintained in good standing, except where any non-compliance with applicable Law or the failure to obtain or maintain such approvals, permits and licences could not reasonably be expected to result in a Material Adverse Effect;

(l)

no consent, approval, authorization, filing with or order of any Governmental Authority is required in connection with the transactions contemplated in this Agreement, except such as have been obtained or will be obtained prior to the Closing Date, under the Securities Laws in connection with the purchase and distribution of the Public Shares by the Underwriters in the manner contemplated in this Agreement and in the Canadian Prospectus, the General Disclosure Package and the Final Prospectuses;

(m)	except as disclosed in the Canadian Prospectus, the General Disclosure Package and the Final Prospectuses, and pursuant to the Incentive Stock Option Plan of the Corporation and the Share Accumulation Plan for Directors of the Corporation; no person has any agreement, option, right or privilege with or against the Corporation for the purchase, subscription or issuance of shares, issued or unissued, in the capital of the Corporation;

(n)	the execution and delivery of this Agreement by the Corporation and compliance with the terms and conditions of this Agreement by the Corporation, the issue and sale of the Public Shares and the issue and sale of the Private Shares (i) will not result in a violation of the articles, the bylaws, or partnership agreement, as applicable, of the Corporation or the Material Subsidiaries, or any resolutions passed by the directors, partners or shareholders of the Corporation or the Material Subsidiaries, or any applicable Law, other than a violation that could not reasonably be expected to result in a Material Adverse Effect, (ii) will not result in a breach of, or constitute a default under, any loan agreement, indenture, trust deed or any other agreement or instrument to which any one or more of the Corporation or the Material Subsidiaries are parties or by which any one or more of them are bound other than a breach or default that could not reasonably be expected to result in a Material Adverse Effect, or (iii) do not require on the applicable date hereunder any approval or consent of any Governmental Authority having jurisdiction except such as has already been obtained and which remains valid, except to the extent a failure to obtain such approval or consent could not reasonably be expected to result in a Material Adverse Effect;

(o)	the consolidated financial statements of the Corporation incorporated by reference in the Canadian Prospectus, the General Disclosure Package and the Final Prospectuses comply as to form with the applicable requirements of the Securities Laws and such consolidated financial statements of the Corporation fairly present the consolidated financial position of the Corporation, as of the dates and for the periods indicated, in accordance with GAAP consistently applied, and, except as has been disclosed by written notice from the Corporation to the Underwriters, since the most recent annual audited Financial Statements of the Corporation there has been no change in the consolidated financial position of the Corporation which could reasonably be expected to have a Material Adverse Effect;

(p)	the Auditors, who have expressed their opinions and delivered their report with respect to the audited consolidated financial statements included or incorporated by reference in the Canadian Prospectus, the General Disclosure Package and the Final Prospectuses, are “independent” within the meaning of the 1933 Act and the rules of professional conduct governing auditors in the Province of Alberta;

(q)	the Corporation and each Material Subsidiary have in full force and effect such insurance policies in amounts covering the properties and operations of the Corporation and the Material Subsidiaries as are customarily held by similar corporations engaged in the same or similar businesses in the localities where the Corporation and the Material Subsidiaries, properties and operations are located, except to the extent that a failure to do so could not reasonably be expected to result in a Material Adverse Effect;

(r)	the Corporation and each of its Material Subsidiaries maintain a system of internal control over financial reporting that complies in all material respects with the requirements of NI 52-

109 sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, except where the failure to maintain such a system would not reasonably be expected to have a Material Adverse Effect; management of the Corporation has assessed the effectiveness of the Corporation’s internal control over financial reporting, as at December 31, 2010, and has concluded that such internal control over financial reporting was effective as of such date;

(s)	the Corporation maintains disclosure controls and procedures that comply with the requirements of NI 52-109 and Rule 13a-15(e) under the 1934 Act; such disclosure controls and procedures have been designed to ensure material information relating to the Corporation is made known to the Corporation’s principal executive officer and principal financial officer by others within its entities and that information required to be disclosed by the Corporation in the reports that it files or submits under the Securities Laws is recorded, processed, summarized and reported within the time periods specified in such securities laws; such disclosure controls and procedures were effective as of December 31, 2010 at a reasonable assurance level;

(t)	the Corporation has not taken and will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Public Shares, or the Private Shares;

(u)	the Corporation and its Material Subsidiaries and those properties and assets owned or controlled by the Corporation and its Material Subsidiaries:

(i)	to the knowledge of the Corporation (based on its environmental reporting and response procedures), are not subject to any Environmental Liability;

(ii)	have been issued all permits, licenses and other authorizations which are required under all Environmental Laws;

(iii)	are not the subject of any outstanding or threatened orders from a Governmental Authority, or otherwise, alleging violation of Environmental Laws; and

(iv)	comply with all Environmental Laws and all terms and conditions of all permits, licenses and other authorizations which are required under all Environmental Laws;

except to the extent any failure with respect to the foregoing could not reasonably be expected to result in a Material Adverse Effect;

(v)

the Corporation and each Material Subsidiary has ownership of all material property (including oil and gas leasehold interests in accordance with industry standard oilfield practice and interests in intellectual property) necessary to the operation of the business of the Corporation and the Material Subsidiaries, in each case free and clear of all liens, charges, encumbrances and other material adverse claims known to the Corporation, other than Permitted Encumbrances (as defined in the Credit Facility);

(w)	the Corporation has made available to McDaniels, prior to the issuance of the McDaniel Audit Opinion, for the purpose of preparing such report, all information requested by McDaniels, which information did not contain any material misrepresentation at the time such information was provided;

(x)	except with respect to changes in the prices of oil and gas, the Corporation does not have any knowledge of a material adverse change in any production, cost, reserves or other relevant information used in the Corporation’s preparation of the Reserve Disclosure; the Corporation believes that the Reserve Disclosure reasonably presents the quantity and pre-tax net present value of future net revenue attributable to the liquids and natural gas properties evaluated in such report as at its effective date based upon information available at the time such reserves information was prepared, and the Corporation believes that at the date of such report it did not overstate the aggregate quantity or pre-tax present worth values of such reserves or estimated monthly production volumes therefrom;

(y)	the Corporation and each Material Subsidiary has filed all tax returns which are required to be filed and has paid all taxes (including interest and penalties) which are due and payable, unless such payment is in good faith disputed, and has made all appropriate provision in respect thereof in accordance with GAAP, except to the extent that a failure to do so could not reasonably be expected to result in a Material Adverse Effect;

(z)	the Public Shares and the Private Shares have been duly authorized, and, when issued and delivered pursuant to this Agreement or the applicable subscription agreement, upon payment for the Private Shares by the subscribers therefor, or upon payment for the Public Shares, as applicable, by the Underwriters to the Corporation, will be validly issued as fully paid and non-assessable Common shares; the Common Shares will conform in all material respects to the description thereof contained in the Canadian Prospectus, the General Disclosure Package and the Final Prospectuses with respect to such Common Shares; the issuance of Public Shares and the Private Shares is not subject to pre emptive rights, contractual rights to purchase securities issued by the Corporation or similar rights of any person;

(aa)	the Corporation is a reporting issuer (or the equivalent) not in default of any requirement under the Canadian Securities Laws of the Qualifying Provinces in any material respect and is not included on the list of defaulting issuers maintained by the applicable Canadian Securities Regulators; no material change relating to the Corporation has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities (unless originally filed on a confidential basis and subsequently made non confidential);

(bb)

no acquisition has been made by the Corporation during its three most recently completed fiscal years that would be a significant acquisition for the purposes of the Securities Laws, and no proposed acquisition by the Corporation has progressed to a state where a reasonable person would believe that the likelihood of the Corporation completing the acquisition is high and that, if completed by the Corporation at the date of the Canadian Prospectus, the General Disclosure Package or the Final Prospectuses, would be a significant acquisition for the purposes of the Securities Laws, in each case, that would require the prescribed financial and other disclosure in the Canadian Prospectus, the General Disclosure Package or the Final Prospectuses pursuant to such laws;

(cc)	no Canadian Securities Regulator, securities exchange, securities regulator, or any similar regulatory authority has issued any order which is currently outstanding preventing or suspending trading in the Common Shares and no proceedings for that purpose have been initiated or, to the knowledge of the Corporation, are pending, threatened or contemplated;

(dd)	the Corporation is eligible to file a short form prospectus under NI 44-101 in each of the Qualifying Provinces, has filed the AIF with the Regulatory Authorities in each Qualifying Province and has not received notice from any Regulatory Authority in any Qualifying Province that the AIF is subject to review;

(ee)	the Common Shares that are currently issued and outstanding are listed and posted for trading on the TSX and the Corporation is not in default of its listing requirements on the TSX in any material respect;

(ff)	the Corporation is not required, and upon the issuance and sale of the Public Shares and Private Shares as herein contemplated and the application of the net proceeds therefrom as described in the Canadian Prospectus, the General Disclosure Package and the Final Prospectuses will not be required, to seek an order permitting registration as an “investment company” under the Investment Company Act of 1940, as amended;

(gg)	neither the Corporation nor any of the Material Subsidiaries has taken any action and, to the knowledge of the Corporation, no director, officer, agent, employee, affiliate, or other person has taken any action on behalf of the Corporation or any of the Material Subsidiaries that, directly or indirectly, would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in each case in contravention of the FCPA and the Corporation and, to the knowledge of the Corporation, its affiliates when acting on behalf of the Corporation have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith;

(hh)	neither the Corporation nor any of the Material Subsidiaries has taken and, to the knowledge of the Corporation, no director, officer, agent, employee, affiliate or any other person has taken, any action on behalf of the Corporation or any of the Material Subsidiaries that would reasonably be expected to result in a material violation of laws implemented by the Office of Foreign Assets Control of the U.S. Treasury Department; and

(ii)	the Transfer Agent at its offices in the cities of Calgary, Alberta and Toronto has been duly appointed as registrar and transfer agent for the Common Shares.

The representations and warranties of the Corporation contained in this Agreement shall survive the completion of the transactions contemplated under this Agreement in accordance with Section 16.

9.	Covenants of the Corporation

The Corporation hereby covenants to and with the Underwriters, on their own behalf and on behalf of the Prospectus Purchasers, as follows:

(a)	General Covenants

(i)	the Corporation will cause the Private Shares and the Public Shares, to be validly issued as fully-paid and non-assessable;

(ii)	the Corporation will use its commercially reasonable efforts to obtain the necessary consents from the Stock Exchange for the issuance of the Private Shares, and the Public Shares on such conditions as are acceptable to the Underwriters and the Corporation, acting reasonably;

(iii)	the Corporation will use its commercially reasonable efforts to arrange for the listing and posting for trading of the Private Shares and the Public Shares on the Stock Exchange upon their issue;

(iv)	Corporation shall ensure that the Private Shares upon issuance in accordance with the applicable subscription agreement and the Public Shares upon issuance in accordance with the terms hereof have the attributes corresponding in all material respects to the description thereof set forth in, this Agreement and the Canadian Prospectus;

(v)	the Corporation agrees that it shall obtain prior approval of the Underwriters as to the content and form of any press release relating to the Private Offering or the Public Offerings, such approval not to be unreasonably withheld or delayed. In addition, if required by Securities Laws, any press release announcing or otherwise referring to the Private Offering or Public Offerings, as applicable, shall include an appropriate notation on each page as follows: “Not for distribution to U.S. news wire services, or dissemination in the United States”;

(vi)	the Corporation will comply with the applicable provisions of NI 45-102 – Resale of Securities (“NI 45-102”) and other similar applicable legislation such that the resale of the Private Shares in the Qualifying Provinces will be subject to, the “hold period” of four months and one day from the Private Offering Closing Date;

(vii)	prior to the filing of any Canadian Prospectus Amendment, any MJDS Supplementary Material or any amendment to the U.S. Preliminary Prospectus or the U.S. Final Prospectus or other document, the Corporation shall cooperate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of such documents and all other documentation required for the offering, distribution and sale of the Public Shares;

(viii)

the Corporation shall ensure that the Registration Statement shall be effective and the U.S. Preliminary Prospectus shall have been filed with the SEC in accordance with General Instruction II.L of Form F-10. The U.S. Final Prospectus will be filed with the SEC within the applicable time period prescribed hereby, and in accordance with General Instruction II.L of Form F-10; any request on the part of the SEC for additional information shall be complied with to the reasonable satisfaction of counsel to the Underwriters; and

(ix)	at or before the Closing Time, the Corporation shall have complied with and fulfilled all of the terms and conditions of this Agreement to be complied with by it pursuant hereto and thereto at or before such time.

10.	Conditions

The Underwriters’ obligation to purchase the Public Shares on the Closing Date shall be subject to the following conditions:

(a)	the representations and warranties of the Corporation contained in this Agreement shall be true and correct in all material respects (or, if qualified by materiality or Material Adverse Effect, in all respects) as at the subject Closing Time, with the same force and effect as if made on and as at such Closing Time, after giving effect to the transactions contemplated by this Agreement;

(b)	the Corporation shall have complied in all material respects with all of its applicable obligations under this Agreement and satisfied all the applicable terms and conditions of this Agreement on its part to be complied with or satisfied, other than conditions which have been waived, at or prior to the subject Closing Time;

(c)	receipt by the Underwriters of a certificate or certificates dated the Closing Date signed by an officer of the Corporation, or such other Person(s), in each case, as may be acceptable to the Underwriters, certifying for and on behalf of the Corporation and not in their personal capacity:

(i)	that there has been no material adverse change, financial or otherwise, to such date in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation from that disclosed in the Corporation’s Information Record as it exists as of the date of this Agreement;

(ii)	that no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Corporation has been issued and no proceedings for such purposes are pending or, to the knowledge of the Persons signing such certificate, contemplated or threatened;

(iii)	that the Corporation has complied with all applicable terms and conditions of this Agreement to be complied with by the Corporation (unless waived by the Co-Lead Underwriters on behalf of the Underwriters) at or prior to the subject Closing Time;

(iv)	that the representations and warranties of the Corporation contained herein are true and correct in all material respects (or, if qualified by materiality or Material Adverse Effect, in all respects) as of the subject Closing Time with the same force and effect as if made at and as of the subject Closing Time after giving effect to the transactions contemplated by this Agreement; and

(v)	no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or, to their knowledge, contemplated by the SEC; and

(d)	receipt by the Underwriters of a certificate dated the Closing Date signed by an officer of the Corporation, addressed to the Underwriters and the Underwriters’ Counsel, with respect to the constating documents of the Corporation and the authorizing resolutions related to this Agreement and the sale of the Private Shares and Public Shares;

(e)	receipt by the Underwriters of favourable legal opinions (including an opinion of Quebec counsel) customary for transactions of this nature, dated as of the Closing Date from the Corporation’s Canadian Counsel with respect to such matters as the Underwriters may reasonably request including (i) the valid existence of the Corporation; (ii) the authorized and issued capital of the Corporation; (iii) the enforceability of this Agreement and the subscription agreements for the Private Shares; (iv) the creation, authorization, issue of the Public Shares and the Private Shares and the distribution of the Public Shares; and (v) the qualification under applicable Securities Laws of the distribution of the Public Shares, it being understood that the Corporation’s Canadian Counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the Laws of jurisdictions other than the Provinces of Alberta or British Columbia, Ontario, Quebec or Canada and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation as to matters which specifically relate to the Corporation;

(f)	receipt by the Underwriters of favourable legal opinions customary for transactions of this nature, dated as of the Closing Date from the Corporation’s U.S. Counsel in substantially the form attached hereto as Exhibit “A-1”, it being understood that the Corporation’s U.S. Counsel may limit their opinion to matters arising under the laws of the State of New York and the federal laws of the United States of America;

(g)	Receipt by the Underwriters of negative assurance letters of the Corporation’s U.S. Counsel and the Underwriters’ U.S. Counsel that are customary for transactions of this nature (the “10b-5 Legal Opinions”), addressed to the Underwriters and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably;

(h)	receipt by the Underwriters of favourable legal opinions customary for transactions of this nature, dated as of the Closing Date, from Underwriters’ Canadian Counsel;

(i)	receipt by the Underwriters of a letter from the Auditors, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation, bringing the information contained in the “long form” comfort letter or letters referred to in Sections 4(a)(i)(F) and (G) forward to the subject Closing Time, provided that such comfort letter shall be based on a review by the Auditors having a cut-off date not more than two Business Days prior to the Closing Date;

(j)	receipt by the Underwriters of a certificate from the Transfer Agent dated the Closing Date and signed by an authorized officer of the Transfer Agent confirming the issued capital of the Corporation;

(k)	evidence satisfactory to the Underwriters, acting reasonably of the concurrent purchase by L.F. Investments (Barbados) Limited and Hutchison Whampoa Luxembourg Holdings S.à,r.l

on a private placement basis, 3,696,857 and 3,696,857 Private Shares, respectively, for aggregate gross proceeds of $199,999,963.70;

(l)	evidence satisfactory to the Underwriters and the Underwriters’ Counsel, acting reasonably, that the Private Shares, and the Public Shares, have been conditionally approved for listing on the Stock Exchange; and

(m)	receipt by the Underwriters of such further certificates, opinions of counsel and other documentation from the Corporation as may be contemplated herein or as the Underwriters or Underwriters’ Counsel may reasonably request, provided, however, that the Underwriters shall request any such certificate or document within a reasonable period prior to the Closing Time that is sufficient for the Corporation to obtain and deliver such certificate, opinion or document.

11.	Termination Rights

(a)	The obligation of the Underwriters to purchase the Public Shares shall be subject to the accuracy as of the Closing Time of the representations and warranties of the Corporation contained herein and the due fulfilment and compliance by the Corporation of and with its covenants herein.

(b)	All representations, warranties, terms and conditions of this Agreement, other than those which expressly provide for an obligation of the Underwriters, shall be construed as conditions inserted for the benefit of the Underwriters. Any breach of, default under or non-compliance with any such representation, warranty, term or condition by the Corporation shall entitle the Underwriters, without limitation of any other remedies of the Underwriters, to terminate such obligation to purchase the Public Shares by giving written notice to that effect to the Corporation at or prior to the Closing Time. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any such representation, warranty, term or condition without prejudice to the rights of the Underwriters in respect of any other such representation, warranty, term or condition or any other or subsequent breach, default or non-compliance with that or any other representation, warranty, term or condition, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by all the Underwriters. No act of the Underwriters in offering the Public Shares or in preparing or joining in the execution of the Canadian Prospectus, the Preliminary Prospectuses or any amendment thereto, the Final Prospectuses or any amendment thereto, any Canadian Prospectus Amendment or any MJDS Supplementary Material shall constitute a waiver by, or estoppel against, the Underwriters.

(c)	In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter’s option, to terminate and cancel, without any liability on the Underwriter’s part, the Underwriter’s obligations under this Agreement if, during the period from the date of this Agreement to the Closing Time:

(i)	any order to cease or suspend trading in any securities of the Corporation, or prohibiting or restricting the distribution of the Public Shares is made, or any proceeding is announced or commenced for the making of any such order, by any securities regulatory authority, any stock exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii)	any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, threatened or announced or any order or ruling is issued under or pursuant to any statute of Canada or any of the Qualifying Provinces, or of the United States or any state thereof or by any official of any stock exchange or by any other regulatory authority having jurisdiction over a material portion of the business and affairs of the Corporation (on a consolidated basis), or otherwise, or there is any change of law or the interpretation or administration thereof, which in the Underwriter’s opinion may prevent or operate to prevent or restrict the distribution of, or trading in, the Public Shares or the trading in any other securities of the Corporation or might reasonably be expected to have a significant adverse effect on the market price or value of the Common Shares;

(iii)	there should develop, occur or come into effect or existence any event, action, or occurrence of national or international consequence, any governmental law or regulation, state, condition or major financial occurrence which, in the Underwriter’s opinion, seriously adversely affects, or may seriously adversely affect, the financial markets or the business, operations or affairs of the Corporation taken as a whole;

(iv)	there shall occur any event or change, or any development including a prospective event or change, financial or otherwise, in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation or if there should occur or come into effect any adverse change in the financial or energy markets (including oil and natural gas prices) which, in the Underwriter’s opinion, could reasonably be expected to have a significant adverse effect on the market price or value of the Common Shares or the business, operations or affairs of the Corporation taken as a whole;

(v)	there should occur any material change, change of a material fact, occurrence or event of the nature referred to in Section 5 which, in the Underwriter’s opinion, would be expected to have a significant adverse effect on the market price or value or on the marketability of the Common Shares;

(vi)	there is announced any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof which, in the Underwriter’s opinion, would be expected to have a significant adverse effect on the market price or value of the Common Shares;

(vii)	a general moratorium on commercial banking activities declared by either Federal or New York or State authorities or a material disruption in commercial banking or securities settlement or clearance services in Canada or in the United States; or

(viii)	any Underwriter shall become aware, as a result of its due diligence review or otherwise, of any adverse material change or fact with respect to the Corporation which had not been publicly disclosed prior to the date of this Agreement;

by giving the Corporation (with a copy to the Co-Lead Underwriters) written notice to that effect at or prior to the Closing Time.

(d)	If the Underwriters shall elect to terminate their obligation to purchase the Public Shares as aforesaid, whether the reason for such termination is within or beyond the control of the

Corporation, the liability of the Corporation hereunder shall be limited to the indemnity referred to in Section 12, the contribution rights referred to in Section 13 and the payment of expenses referred to in Section 14.

(e)	The rights of termination contained in this Section 11 may be exercised by any Underwriter acting alone and are in addition to any other rights or remedies the Underwriters or any of them may have in respect of any of the matters contemplated by this Agreement or otherwise. Any such termination shall not discharge or otherwise affect any obligation or liability of the Corporation provided herein or prejudice any other rights or remedies any party may have as a result of any breach, default or non-compliance by any other party. A notice of termination given by an Underwriter under this Section 11 shall not be binding upon any other Underwriter. In the event that one or more but not all of the Underwriters shall exercise its rights of termination herein, then the provisions of paragraph 15(a) shall apply.

(f)	The execution of any Canadian Prospectus Amendment in respect of any material change and the continued offering of the Public Shares thereafter by the Underwriters shall not constitute a waiver of the Underwriters’ rights under this Section 11.

12.	Indemnities

(a)	Corporation’s Indemnity

The Corporation agrees to indemnify and save harmless each of the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders, agents (in the case of agents, only Underwriters’ Canadian Counsel, Underwriters’ U.S. Counsel and any other agents who are identified by the Underwriters to the Corporation on or before the Closing Date) and each person who controls the Underwriters within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act (collectively, the “Indemnified Parties” and each an “Indemnified Party”) from and against all losses (other than a loss of profits), claims (including shareholder actions, derivative or otherwise), actions, damages, liabilities, costs or expenses, joint or several, including reimbursement to the Underwriters upon demand of the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, “Claims” and each, a “Claim”) in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)	any information or statement (except any statement contained in the Underwriters’ Information) contained in the Canadian Preliminary Base Shelf Prospectus, Canadian Final base Shelf Prospectus, MJDS Base Prospectus, MJDS Preliminary Prospectus or MJDS Final Prospectus, or in any certificate of the Corporation delivered under this Agreement which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(ii)

any omission or alleged omission to state in the Canadian Preliminary Base Shelf Prospectus, Canadian Final base Shelf Prospectus, MJDS Base Prospectus, MJDS Preliminary Prospectus or MJDS Final Prospectus, or any certificate of the Corporation delivered under this Agreement, any fact (except facts relating solely to the Underwriters’ Information) required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(iii)	any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, not misleading, or any untrue statement or alleged untrue statement of a material fact contained in the U.S. Base Prospectus, the U.S. Preliminary Prospectus, the U.S. Final Prospectus (or any amendments or supplements thereto), the General Disclosure Package, or any Free Writing Prospectus, or any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (except facts relating solely to the Underwriters’ Information);

(iv)	any order made or enquiry, investigation or proceedings commenced or threatened by any Canadian Securities Regulator or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission contained in the Underwriters’ Information) in a Public Offerings Document, in or based upon any failure to comply with Securities Laws (other than any failure to comply by the Underwriters), preventing or restricting the trading in or the sale or distribution of the Public Shares in any of the Qualifying Provinces or the United States (except any such order, inquiry, investigation or proceeding caused solely by the Underwriters or any of them);

(v)	the non-compliance or alleged non-compliance by the Corporation with any Securities Laws, including any non-compliance with continuous disclosure obligations or any statutory requirement to make any document available for inspection, except as caused solely by the Underwriters or any of them; or

(vi)	the Corporation is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Corporation in this Agreement is false.

provided that, if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a Governmental Authority in a final ruling from which no appeal can be made shall determine that the liabilities, claims, actions, suits, proceedings, losses, costs, damages or expenses resulted from the gross negligence, fraud or wilful misconduct of an Indemnified Party claiming indemnity, this indemnity shall cease to apply to such Indemnified Party. For greater certainty, the Corporation and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing a Public Offerings Documents contained no misrepresentation shall constitute “gross negligence” or “wilful misconduct” for purposes of this Section 12 or otherwise disentitle the Underwriters from indemnification hereunder.

(b)	Notification of Claims

If any Claim is asserted against any Indemnified Party, such Indemnified Party will notify the Corporation as soon as possible of the nature of such Claim, but failure to notify the Corporation shall not relieve the Corporation of any obligation which it may have to such Indemnified Party under this Section 12 except to the extent by which the Corporation is prejudiced by such failure, and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such Claim. However, the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and no settlement of any such Claim or admission of liability may be made by the Corporation or the Indemnified Party without the prior written consent of the other party (unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (ii) does not include any statement as to or an admission of fault, culpability or a failure to act, by or on behalf of an Indemnified Party), such consent not to be unreasonably withheld and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement, such consent not to be unreasonably withheld.

(c)	Right of Indemnity in Favour of Others

With respect to any Indemnified Party who is not a party to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this Section 12 in trust for and on behalf of such Indemnified Party.

(d)	Retaining Counsel

In any such Claim, the Indemnified Party shall have the right to retain separate counsel to act on his or its behalf; provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless: (i) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel; (ii) the Corporation has not assumed the defence of the Claim within 10 days of receiving written notice of such Claim; or (iii) the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Party and the Corporation and the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them; provided that the Corporation shall only be required to pay the fees of one set of counsel in each of Canada and the United States pursuant to this Section 12(d) for all Indemnified Parties and it being understood, however, that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate law firm in each of Canada and the United States for all such Indemnified Parties.

(e)	Limitation

Notwithstanding the other provisions of this Section 12, the foregoing rights of indemnity set out in Section 12(a) hereof shall not enure to any Indemnified Party if the Corporation has complied with the provisions of Sections 4 and 5 hereof and the claim for indemnification relates to a Person asserting a Claim in respect of an alleged untrue statement or alleged omission from any document, including the Prospectuses, and such Person was not, on a timely basis after such compliance by the Corporation, provided with a copy of the Prospectuses which corrects such alleged untrue statement or alleged omission and which was required, under applicable Law, to be delivered to such Person by such Indemnified Party.

13.	Contribution

(a)	Contribution from the Corporation

In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 12 (as modified by Section 12(e)) would otherwise be available in accordance with its terms but is, for any reason, other than as a result of the terms of Section 12 held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Corporation and the Underwriters shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits relating to the distribution of the Public Shares of a nature contemplated by Section 12 in such proportions so that the Underwriters are responsible for the portion represented by the percentage that the aggregate fee actually paid by the Corporation to the Underwriters in respect of the Public Offering bears to the aggregate offering price of the securities issued under the Public Offering and the Corporation is responsible for the balance. The Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in respect of an offering in excess of such aggregate fee or any portion of such fee actually received in respect of such offering. Notwithstanding the foregoing, no Person who has been determined by a court of competent jurisdiction in a final judgment from which no appeal can be made to have engaged in any fraud, wilful misconduct or fraudulent misrepresentation shall be entitled to claim contribution from any Person who has not also been determined by a court of competent jurisdiction in a final judgment from which no appeal can be made to have engaged in such fraud, wilful misconduct or fraudulent misrepresentation.

(b)	Right of Contribution in Addition to Other Rights

The rights to contribution provided in this Section 13 shall be in addition to and not in derogation of any other right to contribution which the Underwriters or the Corporation may have by Law.

(c)	Right of Contribution in Favour of Others

With respect to this Section 13, the Corporation acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents for their directors, officers, employees and agents.

14.	Expenses

Whether or not the transactions contemplated by this Agreement are completed, except as specifically provided below, all expenses of or incidental to the transactions set out in this Agreement shall be borne by the Corporation without duplication including expenses payable in connection with the qualification of the Public Shares for distribution to the public, the fees and disbursements of the Corporation’s Canadian Counsel and the Corporation’s U.S. Counsel, the reasonable fees and disbursements of the Underwriters’ Canadian Counsel and the Underwriters’ U.S. Counsel, the reasonable out-of-pocket expenses of the Underwriters (including travel expenses, hotel accommodations and meals in connection with road shows and marketing activities) (together with the fees and disbursements of Underwriters’ Canadian Counsel and the Underwriters’ U.S. Counsel, the “Expenses”), the fees and expenses of the Auditors, the fees relating to listing the Private Shares and the Public Shares on the Stock Exchange, and all costs incurred in connection with the preparation and printing of each Public Offerings Document and the certificates representing the Private Shares and the Public Shares. The Corporation shall also be responsible for any exigible Goods and Services Tax on the foregoing amounts.

15.	Certain Underwriter Obligations

(a)	Obligation of Underwriters to Purchase

Subject to the terms and conditions hereof, the obligation of the Underwriters to purchase the Public Shares, shall be several and not joint. The percentage of the aggregate number of the Public Shares, to be purchased and paid for by the Underwriters shall be as follows:

RBC Dominion Securities Inc.	16.875%
Goldman Sachs Canada Inc.	16.875%
HSBC Securities (Canada) Inc.	16.875%
J.P. Morgan Securities Canada Inc.	16.875%
UBS Securities Canada Inc.	6.500%
BMO Nesbitt Burns Inc.	6.500%
CIBC World Markets Inc.	6.500%
Scotia Capital Inc.	6.500%
TD Securities Inc.	6.500%

100.000%

If, on the Closing Date any one or more of the Underwriters (the “Refusing Underwriters”) shall fail or refuse to purchase Public Shares that it has or they have agreed to purchase hereunder on such date, and the aggregate number of Public Shares which such Refusing Underwriter or Refusing Underwriters agreed by failed or refused to purchase is not more than 6.5% of the aggregate number of the Public Shares to be purchased on such date, the other Underwriters shall be obligated severally on a pro rata basis according to the percentage of Public Shares set forth opposite their respective names in this Section 15(a), or in such other proportion as the Co-Lead Underwriters may specify, to purchase the Public Shares which such Refusing Underwriter or Refusing Underwriters agreed but failed or refused to purchase on such date; provided, however, that in no event shall the aggregate number of Public Shares that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 15(a) by an amount in excess of 6.5% of such number of Public Shares without the written consent of such Underwriter. Nothing in this Section 15 shall relieve any Refusing Underwriter from liability to the Corporation.

(b)	Rights to Purchase of the Other Underwriters

If one or more but not all of the Underwriters shall fail or refuse to purchase Public Shares that it has or they have agreed to purchase hereunder, and the aggregate number of Public Shares with respect to which such failure or refusal occurs is more than 6.5% of the aggregate number of Purchased Shares to be purchased on the Closing Date, then the other Underwriters shall have the right, but shall not be obligated, to purchase all of the percentage of the Public Shares, as the case may be, which would otherwise have been purchased by such Underwriters which have so failed or refused to purchase hereunder. If the amount of such Public Shares, which the remaining Underwriters wish, but are not obliged, to purchase exceeds the amount of such Public Shares, which remain available for purchase, such Public Shares, shall be divided pro rata among the Underwriters desiring to purchase such Public Shares, in proportion to the percentage of Public Shares, which such Underwriters have agreed to purchase as set forth in Section 15(a). If the other Underwriters do not purchase all the Public Shares, as the case may be, of the Underwriters who failed or refused to purchase hereunder, the Corporation shall be entitled to terminate its obligations under this Agreement without further liability of the Corporation, except in respect of any liability which may have arisen or may arise under Sections 12, 13 and 14.

16.	Survival of Representations and Warranties

The representations, warranties, obligations and agreements of the Corporation and the Underwriters contained in this Agreement made as of the date hereof and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Public Shares, shall survive the purchase and sale of the Public Shares shall continue in full force and effect, unaffected by any subsequent disposition of the Public Shares, by the Underwriters or the termination of the Underwriters’ obligations in accordance with the time periods set forth in applicable Laws (except in the case of fraud in which case no time limit will apply), and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Public Offerings Documents or the distribution of the Public Shares.

17.	Standstill

Without the prior written consent of the Co-Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, for a period beginning on the date of this Agreement and ending 90 days after the Closing Date, the Corporation agrees not to issue any Common Shares or securities convertible or exercisable into Common Shares other than for purposes of (i) directors’, officers’ or employee stock options, or other Common Share plans in existence or adopted by the Corporation’s board of directors as of June 22, 2011, including employee stock purchase plan deductions, (ii) other outstanding rights issued at June 22, 2011, or (iii) the payment of dividends in the form of Common Shares as permitted by the Corporation’s constating documents in the manner contemplated by the Corporation’s press release dated April 27, 2011.

18.	Time of the Essence

Time shall be of the essence of this Agreement.

19.	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Laws of Canada applicable therein and the courts of the Province of Alberta shall have exclusive jurisdiction over any dispute hereunder.

20.	Notices

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement shall be in writing addressed to the Corporation at:

Husky Energy Inc.

707 – 8th Avenue S.W.

Calgary, Alberta T2P 1H5

Attention: Vice President and Chief Financial Officer

Fax: (403) 298-7464

or if to an Underwriter to the addresses set out in Schedule “A” or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by fax to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by fax shall be deemed to be given and received on the first Business Day following the day on which it is sent (with confirmed transmission).

21.	Authority of the Co-Lead Underwriters

The Co-Lead Underwriters are hereby authorized by each of the other Underwriters to act on their behalf and the Corporation shall be entitled to and shall act on any notice given in accordance with Section 20 or agreement entered into by or on behalf of the Underwriters by the Co-Lead Underwriters, which represent and warrant that they have irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to Section 12(b) (which consent shall be given by the Indemnified Party), or a notice of termination pursuant to Section 11 (which notice may be given by any of the Underwriters), or any waiver pursuant to Section 11(b) (which waiver must be signed by all of the Underwriters). The Co-Lead Underwriters shall take reasonable steps to consult with the other Underwriters concerning any matter in respect of which it acts as representative of the Underwriters.

22.	No Fiduciary Duty

The Corporation hereby acknowledges that (i) the purchase and sale of the Public Shares pursuant to this Agreement is an arm’s-length commercial transaction between the Corporation, on the one hand, and each of the Underwriters and any affiliate through which it may be acting, on the other, (ii) each of the Underwriters is acting as principal and not as an agent or fiduciary of the Corporation and (iii) the Corporation’s engagement of each of the Underwriters in connection with the Public Offering and the process leading up to the Public Offering is as independent contractors and not in any other capacity. Furthermore, the Corporation agrees that it is solely responsible for making its own judgments in connection with the Public Offering (irrespective of whether any of the Underwriters have advised or is currently advising the Corporation on related or other matters). The Corporation agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owes an agency, fiduciary or similar duty to the Corporation, in connection with such transaction or the process leading thereto.

23.	Advertisements

The Corporation acknowledges that the Underwriters shall have the right following closing of the Public Offerings, at their own expense, to place such advertisement or advertisements relating to the sale of the Public Shares, as applicable, contemplated herein as the Underwriters may consider desirable or appropriate and as may be permitted by applicable Law.

24.	Patriot Act

In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Underwriters to properly identify their respective clients.

25.	Entire Agreement

The provisions contained herein constitute the entire agreement among the parties effective as of the date hereof and supersede all previous communications, representations, understandings and agreements among the parties with respect to the subject matter hereof, whether verbal or written.

26.	Counterparts

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning them to the Co-Lead Underwriters, upon which this letter as so accepted shall constitute an Agreement among us.

Yours very truly,

RBC DOMINION SECURITIES INC.		GOLDMAN SACHS CANADA INC.

By:	/s/ Trevor Gardner	By:	/s/ Michael L. Freeborn
	Name: Trevor Gardner		Name: Michael L. Freeborn

HSBC SECURITIES (CANADA) INC.		J.P. MORGAN SECURITIES CANADA INC.

By:	/s/ Jay K. Lewis	By:	/s/ Dave Harrison
	Name: Jay K. Lewis		Name: Dave Harrison

UBS SECURITIES CANADA INC.		BMO NESBITT BURNS INC.

By:	/s/ Ted Larkin	By:	/s/ Shane C. Fildes
	Name: Ted Larkin		Name: Shane C. Fildes

By:	/s/ Kurtis Shumka
Name: Kurtis Shumka

CIBC WORLD MARKETS INC.		SCOTIA CAPITAL INC.

By:	/s/ Michael W. de Carle	By:	/s/ Drew Ross
	Name: Michael W. de Carle		Name: Drew Ross

TD SECURITIES INC.

By:	/s/ Robert Mason
Name: Robert J. Mason

The foregoing offer is accepted and agreed to as of the date first above written.

Yours very truly,

HUSKY ENERGY INC.

By:	/s/ Alister Cowan
Name: Alister Cowan Title: Chief Financial Officer

By:	/s/ James D. Girgulis
Name: James D. Girgulis Title: Vice President, Legal and Corporate Secretary

SCHEDULE “A”

Underwriters

The Underwriters and their addresses are:

RBC Capital Markets

Bankers Hall, West Tower,

39th Floor, 888 – 3rd Street S.W.

Calgary, AB T2P 5C5

Attention: Trevor Gardner

                  Managing Director

Fax No.:(403) 299-6901

Goldman Sachs Canada Inc.

1310, 311—6 Ave. SW

Calgary, AB T2P 3H2

Attention: Michael L. Freeborn

                  Managing Director

Fax No. (212)-902-3000

HSBC Securities (Canada) Inc.

Suite 800, 407 – 8th Avenue S.W.

Calgary, Alberta T2P 1E5

Attention: Jay K. Lewis

                  Managing Director

Fax No.: (416) 868-3060

J.P. Morgan Securities Canada Inc.

Suite 600 Vintage Tower

326 – 11th Avenue S.W.

Calgary, Alberta T2R 0C5

Attention: Dave Harrison

                  Managing Director

Fax No.: (866) 320-6160

UBS Securities Canada Inc.

Suite 650, Dome Tower

333 – 7th Ave. S.W.

Calgary, Alberta T2P 2Z1

Attention: Ted Larkin and Kurtis Shumka

Fax No.: (403) 695-3654

BMO Nesbitt Burns. Inc.

Suite 2200, Dome Tower

333-7th Avenue S.W.

Calgary, Alberta T2P 2Z1

Attention: Shane C. Fildes

                  Executive Managing Director

Fax No.: (403) 515-1525

CIBC World Markets Inc.

9th Floor, Bankers Hall East

855—2nd Street S.W.

Calgary, Alberta T2P 4J7

Attention: Michael W. de Carle

                  Managing Director

Fax No.: (403) 260-0524

Scotia Capital Inc.

Suite 2000, Scotia Centre

700—2nd Street S.W.

Calgary, Alberta T2P 2W1

Attention: Drew Ross

                  Managing Director

Fax No.: (403) 298-4099

TD Securities Inc.

800 Home Oil Tower

324—8th Avenue S.W.

Calgary Alberta T2P 2Z2

Attention: Robert J. Mason

                  Managing Director

Fax No.: (403) 292-2776

SCHEDULE “B”

PRICING INFORMATION

Public Share Issue Price	$27.05

Number of Public Shares	36,968,500

Private Share Issue Price	$27.05

Number of Private Shares	7,393,714

Expected Closing Date	June 29, 2011

In consideration of the Underwriters’ services to be rendered in connection with the offering contemplated in the Agreement to which this Schedule “B” is attached, the Corporation shall pay to the Underwriters a cash fee equal to $0.95 per Public Share, which fee shall be paid by the Corporation to the Underwriters as at the Closing Time.

SCHEDULE “C”

FREE WRITING PROSPECTUSES

1. Press release announcing the Offering, filed as a free writing prospectus pursuant to Rule 433 under the 1933 Act.

2. Corporate presentation, filed as a free writing prospectus pursuant to Rule 433 under the 1933 Act.

EXHIBIT “A-1”

OPINION OF THE CORPORATION’S U.S. COUNSEL

Exhibit A

Orders and Decrees

Exhibit B

Agreements